Exhibit 1

Elbit Systems Awarded $548 Million Contract to
Supply Multi-Domain Combat Networked Warfare
Capabilities to a Country in Asia-Pacific

Haifa, Israel, June 30, 2022 – Elbit Systems Ltd. (NASDAQ:ESLT and TASE: ESLT) (“Elbit Systems” or “the Company") announced today that it was awarded a contract valued at $548 million to supply military-wide multi-domain combat networked warfare capabilities to the Armed Forces of a country in Asia-Pacific. The contract will be performed over a four-year period.

Under the contract, Elbit Systems will provide an integrated solution comprising of the ELBIT TIGER-XTM networking middleware; a TORCH-XTM based suite of airborne, land and ship-borne Command and Control applications; as well as advanced waveforms and a wide range of E-LynXTM Software Defined Radio (SDR) systems including airborne, vehicular, handheld, and shipborne configurations. The program will include extensive co-development efforts and transfer of know-how. These comprehensive combat networked capabilities are intended to improve operational effectiveness, decision making and interoperability across all domains of operation, platforms and systems.

Elbit Systems is engaged in networked warfare programs in several countries, among them Switzerland, Israel, the UK, Sweden, Canada and others.

Bezhalel (Butzi) Machlis, Elbit Systems President & CEO, commented: “We witness a growing recognition by Armed Forces of the essentiality of digitization and the capability to conduct interoperable multi-domain operations, especially in light of the lessons learned from recent conflicts. This significant contract award to execute a military-wide networked warfare program further validates the leading position we hold in the growing areas of C4ISR and multi-domain networked warfare.”

About Elbit Systems

Elbit Systems Ltd. is an international high technology company engaged in a wide range of defense, homeland security and commercial programs throughout the world. The Company, which includes Elbit Systems and its subsidiaries, operates in the areas of aerospace, land and naval systems, command, control, communications, computers, intelligence surveillance and reconnaissance ("C4ISR"), unmanned aircraft systems, advanced electro-optics, electro-optic space systems, EW suites, signal intelligence systems, data links and communications systems, radios, cyber-based systems and munitions. The Company also focuses on the upgrading of existing platforms, developing new technologies for defense, homeland security and commercial applications and providing a range of support services, including training and simulation systems.

For additional information, visit: https://elbitsystems.com, follow us on Twitter or visit our official Facebook, Youtube and LinkedIn Channels.

Company Contacts:

Joseph Gaspar, Senior EVP – Business Management
Tel:  +972-77-2948661
j.gaspar@elbitsystems.com

Dr. Yaacov (Kobi) Kagan, EVP & Chief Financial Officer
Tel:  +972-77-2946663
kobi.kagan@elbitsystems.com

Rami Myerson, Director, Investor Relations
Tel: +972-77-2948984
rami.myerson@elbitsystems.com

David Vaaknin, VP, Brand and Corporate Communications
Tel: +972-77-2946691
david.vaaknin@elbitsystems.com

IR Contact:

Ehud Helft
Kenny Green
GK Investor Relations
Tel: 1-646-201-9246
elbitsystems@gkir.com

This press release may contain forward‑looking statements (within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended and the Israeli Securities Law, 1968) regarding Elbit Systems Ltd. and/or its subsidiaries (collectively the Company), to the extent such statements do not relate to historical or current facts. Forward-looking statements are based on management’s current expectations, estimates, projections and assumptions about future events. Forward‑looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, as amended. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions about the Company, which are difficult to predict, including projections of the Company’s future financial results, its anticipated growth strategies and anticipated trends in its business.  Therefore, actual future results, performance and trends may differ materially from these forward‑looking statements due to a variety of factors, including, without limitation: scope and length of customer contracts; governmental regulations and approvals; changes in governmental budgeting priorities; general market, political and economic conditions in the countries in which the Company operates or sells, including Israel and the United States among others; changes in global health and macro-economic conditions; differences in anticipated and actual program performance, including the ability to perform under long-term fixed-price contracts; changes in the competitive environment; and the outcome of legal and/or regulatory proceedings.  The factors listed above are not all-inclusive, and further information is contained in Elbit Systems Ltd.’s latest annual report on Form 20-F, which is on file with the U.S. Securities and Exchange Commission. All forward‑looking statements speak only as of the date of this release. Although the Company believes the expectations reflected in the forward-looking statements contained herein are reasonable, it cannot guarantee future results, level of activity, performance or achievements. Moreover, neither the Company nor any other person assumes responsibility for the accuracy and completeness of any of these forward-looking statements. The Company does not undertake to update its forward-looking statements.

Elbit Systems Ltd., its logo, brand, product, service and process names appearing in this Press Release are the trademarks or service marks of Elbit Systems Ltd. or its affiliated companies.  All other brand, product, service and process names appearing are the trademarks of their respective holders.  Reference to or use of a product, service or process other than those of Elbit Systems Ltd. does not imply recommendation, approval, affiliation or sponsorship of that product, service or process by Elbit Systems Ltd. Nothing contained herein shall be construed as conferring by implication, estoppel or otherwise any license or right under any patent, copyright, trademark or other intellectual property right of Elbit Systems Ltd. or any third party, except as expressly granted herein.